02023433

VF 8-28-02

ꟷNITED STATES
ꟷD EXCHANGE COMMISSION
ꟷaington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chain Bridge Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9302 Lee Highway, Suite 300
(No. and Street)

RECD S.E.C.
AUG 26 2002

Fairfax	Virginia	22031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Curtis (703) 273-9320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road, Suite 400	Bethesda	Maryland	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS 8/02

OATH OR AFFIRMATION

I, JOHN K. CURTIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAIN BRIDGE SECURITIES, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Manuela Villagrudua My Comm. Exps. Oct. 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

CHAIN BRIDGE SECURITIES, INC.

JUNE 30, 2002 AND 2001

Chain Bridge Securities, Inc.

TABLE OF CONTENTS

Reznick Fedder & Silverman
Certified Public Accountants •A Professional Corporation

7700 Old Georgetown Road • Suite 400 • Bethesda, Maryland 20814-6100 • Phone (301) 652-9100 • Fax (301) 652-1848

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Chain Bridge Securities, Inc.

We have audited the accompanying balance sheets of Chain Bridge Securities, Inc. as of June 30, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chain Bridge Securities, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Fedder & Silverman

Bethesda, Maryland
July 19, 2002

ATLANTA, GA (404) 847-9447 | BALTIMORE, MD (410) 783-4900 | BETHESDA, MD (301) 652-9100 | CHARLOTTE, NC (704) 332-9100

www.rfs.com

Chain Bridge Securities, Inc.

BALANCE SHEETS

June 30,

ASSETS

		2002		2001
CURRENT ASSETS				
Cash	$	21,319	$	31,639
Prepaid expenses		1,551		1,551
Deferred tax asset		7,858		5,697
	$	30,728	$	38,887

LIABILITIES AND STOCKHOLDER'S EQUITY

		2002		2001
STOCKHOLDER'S EQUITY				
Common stock, par value $1 per share; authorized 1,000 shares, issued and outstanding 500 shares	$	500	$	500
Additional paid-in capital		38,750		38,750
Accumulated deficit		(8,522)		(363)
	$	30,728	$	38,887

See notes to financial statements

Chain Bridge Securities, Inc.

STATEMENTS OF OPERATIONS

Year ended June 30,

	2002	2001
Placement fees	$ -	$ 20,000
General and administrative expenses	10,320	7,986
Income (loss) before provision for income taxes	(10,320)	12,014
Provision for income taxes		
Deferred tax benefit	2,161	5,697
NET INCOME (LOSS)	$ (8,159)	$ 17,711

See notes to financial statements

Chain Bridge Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended June 30, 2002 and 2001

	Common stock				
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance, June 30, 2000	500	$ 500	$ 38,750	$ (18,074)	$ 21,176
Net income	-	-	-	17,711	17,711
Balance, June 30, 2001	500	500	38,750	(363)	38,887
Net loss	-	-	-	(8,159)	(8,159)
Balance, June 30, 2002	500	$ 500	$ 38,750	$ (8,522)	$ 30,728

See notes to financial statements

Chain Bridge Securities, Inc.

STATEMENTS OF CASH FLOWS

Year ended June 30,

	2002	2001
Cash flows from operating activities		
Placement fees	$ -	$ 30,000
Cash paid to suppliers	(10,320)	(7,986)
Net cash (used in) provided by operating activities	(10,320)	22,014
NET (DECREASE) INCREASE IN CASH	(10,320)	22,014
Cash, beginning	31,639	9,625
Cash, end	$ 21,319	$ 31,639
Reconciliation of net income to net cash (used in) provided by operating activities		
Net income (loss)	$ (8,159)	$ 17,711
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities		
Decrease in due from affiliate	-	10,000
Increase in deferred tax asset	(2,161)	(5,697)
Net cash (used in) provided by operating activities	$ (10,320)	$ 22,014

See notes to financial statements

Chain Bridge Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Chain Bridge Securities, Inc. (the "Company") was formed in August 1985 and is a registered security broker/dealer. The primary business of the Company is the sale of limited partnership interests.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

The Company recognizes income at the date of closing of each investment based upon its percentage of monies collected from sales made.

Income Taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carryforwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts when necessary for receivables that may be uncollectible and/or subject to litigation which would be necessary to secure collection.

NOTE B - RELATED PARTY TRANSACTIONS

Certain Company placement fees are earned through a related entity, controlled by the sole stockholder of the Company. Placement fees of $20,000 were earned during the year ended June 30, 2001. A majority of the Company's administrative functions are provided by a related entity at no cost to the Company.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined by the Securities and Exchange Commission. At June 30, 2002, the Company had net capital of $21,319, which exceeded the minimum net capital requirement at that date of $5,000.

NOTE D - NET OPERATING LOSSES

As of June 30, 2001, the Company had generated approximately $28,000 in cumulative net operating loss carryforwards for income tax purposes which could be used to offset future taxable income. During the year ended June 30, 2002, the Company's net operating losses increased by approximately $11,000. If unused, the remaining losses, totaling approximately $39,000, will expire beginning in 2012 through 2022.

SUPPLEMENTAL INFORMATION

Reznick Fedder & Silverman
Certified Public Accountants •A Professional Corporation

7700 Old Georgetown Road • Suite 400 • Bethesda, Maryland 20814-6100 • Phone (301) 652-9100 • Fax (301) 652-1848

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Stockholder and Board of Directors
Chain Bridge Securities, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Bethesda, Maryland
July 19, 2002

ATLANTA, GA (404) 847-9447
BALTIMORE, MD (410) 783-4900
BETHESDA, MD (301) 652-9100
CHARLOTTE, NC (704) 332-9100

www.rfs.com

Chain Bridge Securities, Inc.

COMPUTATION OF NET CAPITAL

June 30, 2002

NET CAPITAL		
Stockholder's equity from balance sheet	$	30,728
Deduct nonallowable assets from balance sheet		9,409
Net capital		21,319
Net capital requirements		
Minimum net capital requirement		5,000
Excess net capital	$	16,319

Chain Bridge Securities, Inc.

RECONCILIATION OF NET CAPITAL TO THE
JUNE 30, 2002 UNAUDITED FOCUS REPORT

June 30, 2002

Total net capital at June 30, 2002, as reported on the unaudited Focus Report	$	21,319
Net audit adjustments		-
Total net capital at June 30, 2002, as presented	$	21,319

Chain Bridge Securities, Inc.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

June 30, 2002

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Chain Bridge Securities, Inc.

SIPC ASSESSMENT

June 30, 2002

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended June 30, 2002. This assessment has been paid as of June 30, 2002.

Reznick Fedder & Silverman
Certified Public Accountants •A Professional Corporation

7700 Old Georgetown Road • Suite 400 • Bethesda, Maryland 20814-6100 • Phone (301) 652-9100 • Fax (301) 652-1848

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Chain Bridge Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chain Bridge Securities, Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Chain Bridge Securities, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

ATLANTA, GA (404) 847-9447
BALTIMORE, MD (410) 783-4900
BETHESDA, MD (301) 652-9100
CHARLOTTE, NC (704) 332-9100

www.rfs.com

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Fedder & Silverman

Bethesda, Maryland
July 19, 2002